FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

December 17, 2008

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125993

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL OAO ANNOUNCES NEW APPOINTMENTS

Moscow, Russia — December 17, 2008 — Mechel OAO (NYSE: MTL), one of the leading Russian mining and metals companies, announces new executive appointments effective immediately.

Vladimir Polin (46) was appointed Senior Vice President of Mechel OAO. Mr. Polin will carry out management of the Group’s management companies and subholdings. Previously, Mr. Polin was Chief Executive Officer of Mechel Management OOO. Andrey Deineko (55) who headed Mechel’s steel division in early 2008, has been appointed Chief Executive Officer of Mechel Management OOO.

Vladimir Polin has been a member of Mechel OAO’s Board of Directors since 2007. He was Chief Executive Officer of Mechel Management Company OOO from 2006 to 2008. From 2003 to 2006, he was Senior Vice President-Production of Mechel OAO. From 2002 to 2003, Mr. Polin served as the Executive Director-First Deputy General Director of Mechel’s Beloretsk Metallurgical Plant subsidiary, and from 2001 to 2002 he served as the Director for Sales of Mechel’s Chelyabinsk Metallurgical Plant subsidiary. He has nearly 20 years of production-floor, marketing and management experience in the metals business. Mr. Polin holds a degree in metallurgy from the Chelyabinsk Polytechnic University.

Andrey Deineko was Mechel OAO’s Steel Division Director from January to December 2008. Prior to his appointment as Steel Division Director, Mr. Deineko was Deputy Director of the Department of Industry in the Russian Ministry of Industry and Energy from 2004 to 2007. He was Director of the Department of Industrial and Innovative Policy in the Russian Ministry of Industry and Science from 2002 to 2004. From 1999 to 2002, he was Deputy General Director of Oskol Electrometallurgical Plant OAO. He held the position of Deputy General Director of INTERFIN Interbank Investment and Finance Company ZAO from 1998 to 1999 and Director of Supply Division of Zapad-Elite ZAO from 1997 to 1998. From 1976 to 1997, he was engineer, senior engineer, senior researcher, laboratory head, Department Head, and Deputy Director at the Bardin Central Scientific and Research Institute of Ferrous Metallurgy. He was awarded the title of Honorable Metallurgist. Mr. Deineko graduated from the Moscow Institute of Steel and Alloys with the specialty of Engineer of Metallurgy.

Gennadiy Ovchinnikov (57) has been appointed Chief Executive Officer of Mechel Ferroalloys Management Company OOO. In this capacity, Mr. Ovchinnikov will be in charge of operational management of subsidiaries of Mechel’s Ferroalloy Division. Previously, he was Managing Director of Mechel’s Southern Urals Nickel Plant OAO’s subsidiary. Alexey Ivanushkin (46), who was Chief Executive Officer of Mechel Ferroalloys Management Company OOO concurrently with his duties as Chief Operating Officer of Mechel OAO, will continue to fulfill the functions of strategic management of the ferroalloy holding Oriel Resources Ltd.

Gennadiy Ovchinnikov was Managing Director of Southern Urals Nickel Plant in 2006-2008 and General Director of Southern Urals Nickel Plant in 2005-2006. From 2004 to 2005, he held the position of a leading specialist of Mechel OAO’s Technical Section. From 2001 to 2004, he served as the Head of Concentration and Agglomeration Office, Chief Concentration Engineer, and Head of Mining and Technology Department of the West Siberian Iron and Steel Plant. From 1974 to 2001, Mr. Ovchinnikov held various production and managerial positions at the Sintering Plant of the Kuznetsk Metallurgical Plant, including the positions of Chief Engineer,

Director of the Plant, Head of the Scientific and Technical Information Division, and Head of the Marketing Department. Mr. Ovchinnikov graduated from the Magnitogorsk Mining and Metallurgical Institute with a degree in Mining Process Engineering. He obtained his post-graduate degree in technical sciences. Mr. Ovchinnikov was awarded the title of Honorable Metallurgist.

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Mechel OAO
Ilya Zhitomirsky
Phone: + 7 495 221 88 88
ilya.zhitomirsky@mechel.com

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Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, hardware, heat and electric power. Mechel products are marketed domestically and internationally.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

By:	/s/ Igor Zyuzin
Name:	Igor Zyuzin
Title:	CEO

Date: December 17, 2008